SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                              Polymer Group, Inc.
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                   731745105
                                (CUSIP Number)

              MatlinPatterson Global Opportunities Partners L.P.
         MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
             MatlinPatterson Global Opportunities Partners B, L.P.
                      MatlinPatterson Global Advisers LLC
                      MatlinPatterson Global Partners LLC
                     MatlinPatterson Asset Management LLC
                              MatlinPatterson LLC
                               Mark R. Patterson
                                David J. Matlin
                           (Name of Persons Filing)

                                 Robert Weiss
                     MatlinPatterson Global Advisers LLC
                              520 Madison Avenue
                           New York, New York 10022
                           Telephone: (212) 651-9525

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                April 11, 2003
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes)
                        (Continued on following pages)



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

Introduction.
------------

          This Amendment No. 1 amends and supplements the Schedule 13D Statement filed on March 17, 2003 (the "Initial Statement," and together with Amendment No. 1, the "Statement")

          The Initial Statement was filed on behalf of (i) MatlinPatterson Global Opportunities Partners L.P., ("Matlin Partners (Delaware)") a limited partnership organized under the laws of Delaware, MatlinPatterson Global Opportunities Partners B, L.P., (the "Opt-Out Fund") a limited partnership organized under the laws of Delaware, and MatlinPatterson Global Opportunities Partners (Bermuda) L.P. ("Matlin Partners (Bermuda)"), collectively with the Opt-Out Fund and Matlin Partners Delaware, "Matlin Partners"), a limited partnership organized under the laws of Bermuda (ii) MatlinPatterson Global Advisers LLC, ("Matlin Advisers") a limited liability company organized under the laws of Delaware, by virtue of their investment authority over securities held by Matlin Partners, (iii) MatlinPatterson Global Partners LLC, ("Matlin Global Partners") a limited liability company organized under the laws of Delaware, as general partner of Matlin Partners, (iv) MatlinPatterson Asset Management LLC, ("Matlin Asset Management") a limited liability company organized under the laws of Delaware, as the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers, (v) MatlinPatterson LLC, ("MatlinPatterson") a limited liability company organized under the laws of Delaware, as the holder of all of the membership interests in Matlin Asset Management, (vi) and Mark Patterson and David Matlin each as a holder of 50% of the membership interests in MatlinPatterson (Matlin Partners (Delaware), Matlin Partners (Bermuda), the Opt-Out Fund, Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson, Mark Patterson and David Matlin, collectively, the "Reporting Persons" and each a "Reporting Person"), for the purpose of disclosing the beneficial ownership of the Reporting Persons in the Issuer (as defined below) pursuant to the Debtor's Joint Second Amended and Modified Plan of Reorganization (the "Plan"), approved on January 16, 2003 by the United States Bankruptcy Court for the District of South Carolina (Case No. 02-5773(w)).

          Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the Initial Statement.

          This Amendment No. 1 is filed on behalf of the Reporting Persons for the purpose of disclosing the execution of a letter agreement on April 11, 2003 (the "Letter Agreement") between the Issuer and Matlin Partners (Delaware).

Item 4   Purpose of Transaction
         ----------------------

See Item 6 of this Amendment No. 1.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer
          ---------------------------

Item 6 of the Initial Statement is hereby amended and supplemented by adding the following to the end of said Item 6:



                                (Page 2 of 7)

On April 11, 2003, the Issuer and Matlin Partners (Delaware) entered into the Letter Agreement pursuant to which Matlin Partners (Delaware) agreed to take the following actions to assist the Issuer in maintaining its compliance with certain financial covenants under the Company's Third Amended, Restated and Consolidated Credit Agreement dated as of March 5, 2003 (the "Credit Agreement") during the period beginning on March 6, 2003 and ending on January 4, 2004 (the "Period"):

(1) Matlin Partners (Delaware) will amend the New Senior Subordinated Note and such of the Convertible Notes as it holds or controls so that interest that accrues on such New Senior Subordinated Note from March 6, 2003 until January 31, 2005 and interest that accrues on such Convertible Notes from March 6, 2003 until January 5, 2004, will not be required to be paid by the Issuer in cash, but rather will, at the sole option of the Issuer, be payable through the issuance of an additional principal amount of New Senior Subordinated Note and Convertible Notes, respectively ("PIK Notes"), which PIK Notes shall also provide that interest is payable in additional principal amount of New Senior Subordinated Note and Convertible Notes, respectively, in full and complete satisfaction of any and all accrued and unpaid interest on such New Senior Subordinated Note and Convertible Notes. Matlin Partners (Delaware) has also agreed to consent to the necessary changes to the New Senior Subordinated Note Agreement and the Indenture to allow for the issuance of PIK Notes.

(2) In the event that on or before May 15, 2004, the Issuer is unable to meet the financial covenants contained in Section 9.10 (b) of the Credit Agreement (the "Senior Leverage Covenant"), Section 9.10 (c) of the Credit Agreement (the "Interest Covenant"), or Section 9.10 (d) of the Credit Agreement (the "Adjusted Interest Covenant"), Matlin Partners (Delaware) will allow the Issuer to instruct the Agent to (and if the Issuer fails to so instruct the Agent, the Agent may) draw under the letter of credit dated as of March 5, 2003 (the "Letter of Credit") and use the proceeds from such drawing to make a corresponding dollar-for-dollar reduction of an amount outstanding under the Credit Agreement, up to the full amount of the remaining balance of the Letter of Credit, to be in compliance with such Covenant.

(3) In the event that the Issuer is unable to meet the financial covenant contained in Section 9.10 (a) of the Credit Agreement (the "Leverage Covenant"), including in the circumstance resulting from a drawing under the Letter of Credit to comply with the Senior Leverage Covenant and corresponding increase in the amount outstanding under the New Senior Subordinated Note, at the request of the Issuer at any time on or before May 15, 2004, Matlin Partners (Delaware) will convert such of its Convertible Notes into shares of Class A common stock to reduce total outstanding indebtedness of the Issuer such that the Issuer will, following such conversion, be in compliance with the Leverage Covenant.

(4) In the event that the Issuer has undertaken the actions set forth in paragraphs (1), (2) and (3) above and, after taking such actions the Issuer is unable to meet the Interest Covenant solely for the 12-month period ending on the last day of the Company's third fiscal quarter of 2003, Matlin Partners (Delaware) will purchase additional securities from the Issuer in an aggregate principal amount of up to $10 million (the "New Securities"), such that following any such purchase, the Issuer will be in compliance with the Interest Covenant. The New Securities will be in the form of senior subordinated debt or equity securities, as may be agreed between Matlin Partners (Delaware) and the Issuer. In the event the New Securities are senior subordinated debt



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

securities, any interest payments required to be made during the Period shall only be made by issuing additional principal amount of New Securities, and no cash payment shall be made in respect of interest payments on the New Securities during the Period.

This disclosure is qualified by reference to the Letter Agreement which is attached hereto as Exhibit 9 and which is incorporated herein by reference.

Item 7   Materials to be Filed as Exhibits
         ---------------------------------

Item 7 of this Statement is amended and supplemented as follows:


  Exhibit No.    Description
  -----------    -----------

       8 Joint Filing Agreement, dated as of April 14, 2003, by and among MatlinPatterson LLC, MatlinPatterson Asset Management LLC, MatlinPatterson Global Advisers LLC, MatlinPatterson Global Partners LLC, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., MatlinPatterson Global Opportunities Partners B, L.P. Mark Patterson and David Matlin.

       9 Form of Letter Agreement, dated April 11, 2003, between Polymer Group, Inc. and MatlinPatterson Global Opportunities Partners L.P.



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

                                   SIGNATURE
                                   ---------

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: April 14, 2003

                             MATLINPATTERSON LLC

                             By:   /s/ Mark R. Patterson
                                  ---------------------------------------------
                                   Name:  Mark R. Patterson
                                   Title: Member

                             MATLINPATTERSON ASSET MANAGEMENT
                             LLC

                             By:  MatlinPatterson LLC, its manager

                             By:  /s/ Mark R. Patterson
                                  ---------------------------------------------
                                   Name:  Mark R. Patterson
                                   Title: Member


                             MATLINPATTERSON GLOBAL ADVISERS
                             LLC

                             By:  /s/ Mark R. Patterson
                                  ---------------------------------------------
                                   Name:  Mark R. Patterson
                                   Title: Chairman


                             MATLINPATTERSON GLOBAL PARTNERS
                             LLC

                             By:  /s/ Mark R. Patterson
                                  ---------------------------------------------
                                   Name:  Mark R. Patterson
                                   Title: Director


                             MATLINPATTERSON GLOBAL
                             OPPORTUNITIES PARTNERS L.P.

                             By:  MatlinPatterson Global Partners LLC

                             By:  /s/ Mark R. Patterson
                                  ---------------------------------------------
                                   Name:  Mark R. Patterson
                                   Title: Director



                                (Page 5 of 7)

                             MATLINPATTERSON GLOBAL
                             OPPORTUNITIES PARTNERS (BERMUDA) L.P.

                             By:  MatlinPatterson Global Partners LLC

                             By:  /s/ Mark R. Patterson
                                  ---------------------------------------------
                                   Name:  Mark R. Patterson
                                   Title: Director

                             MATLINPATTERSON GLOBAL
                             OPPORTUNITIES PARTNERS B, L.P.

                             By:  MatlinPatterson Global Partners LLC

                             By:  /s/ Mark R. Patterson
                                  ---------------------------------------------
                                   Name:  Mark R. Patterson
                                   Title: Director

                             DAVID J. MATLIN

                             By: /s/ David J. Matlin
                                ----------------------------------------------
                                Name:  David J. Matlin

                             MARK R. PATTERSON

                             By:  /s/  Mark R. Patterson
                                 ---------------------------------------------
                                 Name:  Mark R. Patterson



                                (Page 6 of 7)

                                 EXHIBIT INDEX
                                 -------------

  Exhibit No.    Description
  -----------    -----------

       8 Joint Filing Agreement, dated as of April 14, 2003, by and among MatlinPatterson LLC, MatlinPatterson Asset Management LLC, MatlinPatterson Global Advisers LLC, MatlinPatterson Global Partners LLC, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., MatlinPatterson Global Opportunities Partners B, L.P. Mark Patterson and David Matlin.

       9 Letter Agreement, dated April 11, 2003 between Polymer Group, Inc. and MatlinPatterson Global Opportunities Partners L.P.



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